Timothy J. Stabosz
                              1307 Monroe Street
                              LaPorte, IN  46350




Board of Directors
Hutchinson Technology, Inc.
40 West Highland Park Drive N.E.
Hutchinson, MN  55350

Wayne M. Fortun
Richard J. Penn
Russell Huffner
William T. Monahan
Thomas R. VerHage
Mark A. Augusti
Martha Goldberg Aronson
Frank P. Russomanno
Phillip E. Soran


November 12, 2012

Dear Members of the Hutchinson Technology Board:

I'm pleased to report to you that I am now the owner of 5.5% of our company's currently outstanding common shares. This makes me the 2nd largest shareholder of Hutchinson Technology (after Dimensional Fund Advisors). You could say that the source of my satisfaction is that of an unrepentant contrarian, who feels that HTI has gotten no respect on Wall Street, for what I view as management's accomplishments in "remaking" the company, over the last several years. I guess I just feel that few major investors believe in you, and the importance of our company's history of technological prowess, over the last 47 years...except me. Management projections of market share gains, new programs, pending major ramp up of DSA suspensions, general awareness in the industry that our DSA product is the best and most reliable in the business, and the re-ramp of our low cost Thai facility, seem to go totally ignored by Wall Street, even though, to me, we seem to have sufficient liquidity to reach our end goal. It fascinates and intrigues me...as I maintain the steadfastness of my own convictions. Such is the ongoing internal dialogue of a disciplined value investor.

It is my hope that management appreciates that you have had a believer, and a supporter, in me, the last few years, even through the difficult times and "hiccups" (shipment of defective product in 2010, Thai flood, demand "lumpiness," heightened fears of a hastened HDD "demise" based on recent declines in PC demand, etc.). Through all of this, I have taken your public statements at face value...that we fully expect to become the lowest cost producer of suspension assemblies...because I have found you to be straightforward, honest, and credible. Just as importantly, I have taken at face value the projections of those both inside, and outside, the HDD industry that, despite all the hand-wringing and despair over the rise of the solid state drive (SSD), hard disk drives (HDDs) will remain, by far, the lowest cost way to store information, for years to come. Credible observers also believe that there remains a very long life on tap, and arguably, growth exceeding that of the broader economy, for the traditional HDD, and (probably even more so, because of ever increasing heads per drive) for the suspension assembly makers.

That having been said, management must acknowledge that the last several years have been incredibly painful for Hutchinson Technology's shareholders. The long road from 70%+ market share, in the late 1990's, to 20%, currently, has been most vexatious...and longtime shareholders have paid a monstrous price. While I am fortunate to have an average cost of $2.14 for my shares...other shareholders have not been so lucky, with a precipitous decline in price, of a stock that more commonly traded in the double digits for the better part of the last 20 years. THE SHAREHOLDERS DESERVE TO BE REWARDED; AND AFTER 5 YEARS OF SIZABLE LOSSES, THEY DESERVE TO HAVE A COMPANY THAT RETURNS TO GROWTH AND PROFITABILITY, SOONER RATHER THAN LATER.

I hope the board realizes that the company is ultimately OWNED by its shareholders, and that what those shareholders WANT, collectively and as a majority is, generally speaking, what should be respected and honored. Please take that seriously, as you consider your fiduciary responsibilities, with regard to a whole host of options that might present themselves to you, at any time.

Specific to me, as I state in my 13D filing, I am a deep value investor, and hold the shares in Hutchinson for investment purposes. I have a record of outsized annualized returns in the stock market, over the last 20 years. I fully intend to make money on my investments, and, with Hutchinson being my largest holding, by far...I fully expect you to "come through" for me, and the entire shareholder base, over the coming quarters. If, for some reason, you do NOT come through, I am convinced that the value of our company as a whole, its proprietary technology, and our intellectual "know-how," is much higher than the current stock price would suggest, and I will personally be looking, with singular focus, at what we can do, strategically, to preserve, protect, and unlock the value of the company. My hope, again, is that all shareholders will be rewarded, in the coming quarters, for the hard work of the entire HTI team to "re-burnish and restore" the company's once vaunted reputation as the technological AND value-added leader in suspension assemblies...

....But, if we do not find ourself on the road to profitability by fiscal Q4 of
2013, I think the board will need to confront these fundamental questions, at that time:

1) Is the continual decline in ASPs (average selling prices) of suspension assemblies, for years on end, indicative of a "commoditization problem" in the industry?

2) Is there too much capacity amongst the 3 suspension assembly makers?

3) Are 3 suspension assembly makers too many?

4) Should Hutchinson seek to sell itself to one of its competitors or a disk drive maker?

One thing is for sure, we can't go on losing the kind of money we have the last 5 years and survive. If we don't perform, impendingly, I believe we will be in a position where the above 4 questions will need to be at the top of the agenda. While Hutchinson has a glorious history as an independent company, there is absolutely nothing that says that has to continue. With the consolidation in the disk drive manufacturers, the world is a much different place, and our customer-based risk is now greater, should we lose one of them. And while I'm convinced that we now have, or will have, the 1) lowest costs, and 2) best technology, that puts us in the strongest position to compete that we've seen in years, it is also true that, as of now, we are STILL losing significant amounts of money...which is probably why HTI's common stock is languishing at $1.50. Even if we should return to profitability, I personally have to wonder whether we can earn, in the long run, a low double digit return on equity, which would, in my view, be the kind of return that would justify our remaining independent. (Does management have internalized goals for what returns shareholders should reasonably be able to expect?)

I would ask you to please read my 13D filing carefully, and consider all of my points, especially with regard to the BioMeasurement division. Rather than embarrass the board, I'm going to respectfully ask you to make the case in private with me, on why we need to continue to support this division, which is responsible for a staggering $154 million in aggregate losses since 2000. I want to do my due diligence, and hear you out on what the reasonable prospects are for InSpectra, a product which, after all, was introduced 10 years ago! I truly hope you will have convincing answers for me, on why this division would not be better off in the hands of a company specializing in medical products development and marketing, and why this isn't simply a case of management wistfully refusing to "let go of its baby," and let someone else run with it.

Finally, on a personal level, I wish to thank you, the members of the board, for the support you have shown the company, not just in your service, but for the affirmation of faith in our future that is inherent in your multiple rounds of open market buying of the common stock, the last few quarters. As an investor, I like to know that "my" board members are aligned with me, and I have felt that to be true of you, throughout these otherwise difficult quarters, since the Thai flood. Finally, I also wish to affirm and acknowledge the value of a corporate culture at Hutchinson that I believe to be not only conducive to research, creativity, and the open inquiry that is the genesis of value-added, proprietary, cutting-edge technology...but that also meets its employees' needs by providing a values-centered place for people to engage in productive work. As a major shareholder, observer, and "student" of HTI, I'm proud to be associated with a company, in the way I am, that I believe reflects my own values.

Very truly yours,

Timothy Stabosz